INFORMATION STATEMENT
OF
ASIA ENTERTAINMENT & RESOURCES LTD.

Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

THIS INFORMATION STATEMENT IS BEING PROVIDED
TO YOU BY THE BOARD OF DIRECTORS OF
ASIA ENTERTAINMENT & RESOURCES LTD.

THE COMPANY IS NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO
SEND A PROXY TO THE COMPANY

This Information Statement is being mailed or furnished to the holders of ordinary shares (the “Ordinary Shares”) of Asia Entertainment & Resources Ltd., a Cayman Islands company (the “Company”), in connection with the authorization of the corporate action described below by the Company’s Board of Directors by written consent on November 4, 2010, and the subsequent approval of such corporate action by the written consent dated November 4, 2010 of those shareholders of the Company entitled to vote a majority of the aggregate Ordinary Shares outstanding on November 8, 2010.  Shareholders holding in the aggregate 11,093,334 Ordinary Shares, or 52.7% of the voting shares outstanding on such date, approved the corporate action described below.  Accordingly, all necessary corporate approvals in connection with the matters referred to herein have been obtained and this Information Statement is furnished solely for the purpose of informing the shareholders of the Company of this corporate action.

November 8, 2010 was fixed as the record date for the purpose of determining the shareholders entitled to receive this Information Statement. This Information Statement is first being mailed or furnished to the shareholders of the Company on or about November 11, 2010.

ACTIONS BY BOARD OF
DIRECTORS
AND
CONSENTING SHAREHOLDERS

The transactions contemplated by the Profit Interest Purchase Agreement dated as of November 10, 2010 (the “Purchase Agreement”) among the Company, King’s Gaming Promotion Limited, a Macau company (“King’s Gaming”), Mr. Mok Chi Hung and Mr. Wong Hon Meng (collectively, the “Seller”), whom collectively own 100% of the equity interests of King’s Gaming, pursuant to which the Company has agreed to purchase, and King’s Gaming has agreed to sell, all of the profit interest in King’s Gaming (the “Acquisition”), was authorized and approved by the Board of Directors by written consent on November 4, 2010, subject to shareholder approval (the “Board Consent”).  The form of the Purchase Agreement is attached hereto as APPENDIX A and the form of the Board Consent is attached hereto as APPENDIX B.  The action taken by the Board of Directors with respect to the Acquisition was subsequently approved by the written consent of the Company’s shareholders entitled to vote a majority of the Ordinary Shares then outstanding as of November 8, 2010 (the “Shareholder Consent”).  The form of the Shareholder Consent is attached hereto as APPENDIX C.

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The Board of Directors of the Company knows of no other matters other than that described in this Information Statement which have been recently approved or considered by the holders of the Ordinary Shares.

GENERAL

This Information Statement is first being mailed or furnished to holders of the Ordinary Shares on or about November 11, 2010. The Company will pay all costs associated with the distribution of this Information Statement, including the costs of printing and mailing. It is contemplated that brokerage houses will forward the Information Statement to beneficial owners of the Ordinary Shares at our request.  We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding the Information Statement to their principals.

VOTING SECURITIES AND
PRINCIPAL HOLDERS THEREOF

As of November 8, 2010, there were 21,044,064 Ordinary Shares of the Company issued and outstanding. Each holder of an Ordinary Share is entitled to one vote for each share held by such holder.

Shareholders holding in the aggregate 11,093,334 Ordinary Shares or 52.7% of the voting shares outstanding on such date, approved the Acquisition.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 4, 2010, certain information regarding beneficial ownership of the Ordinary Shares by each person who is known by the Company to beneficially own more than 5% of the Ordinary Shares. The table also identifies the share ownership of each of the Company’s directors, named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. The Company’s major shareholders do not have different voting rights than any other holder of the Company’s shares.

Information in the table does not reflect the issuance to Spring Fortune Investment Ltd. and its designees of 4,210,000 Ordinary Shares issuable upon the filing of the Company’s Annual Report on Form 20-F for 2010 and up to 18,786,000 Ordinary Shares issuable upon achievement of incentive targets for years 2010 through 2012. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. Percentages of ownership are based on 21,044,064 Ordinary Shares outstanding as of November 4, 2010. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

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Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Chien Lee(1)	1,931,592	(2)	9.2
Sylvia Lee(1)	1,931,592	(2)	9.2
Vong Hon Kun(3)	2,044,452		9.7
Lam Chou In(3)	1,808,135		8.6
Lam Man Pou(3)	1,491,455		7.1
Chui Vai Hou, George(3)	0		0
James R. Preissler(4)	294,162		1.4
Leong Siak Hung(5)	851,288		4.0
Li Chun Ming, Raymond(3)	0		0
Joao Manuel Santos Ferreira(3)	0		0
Yeung Lun, Allan(3)	0		0
Michael Zhang(3)	134,200		0.6
All of our directors and executive officers as a group (10 individuals)	6,747,149		32.1

(1)	The business address of Mr. and Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

(2)	Represents 83,700 Ordinary Shares owned jointly by Mr. and Mrs. Lee and 1,847,892 Ordinary Shares held by CS Capital USA, LLC, an affiliate of Mr. and Mrs. Lee.

(3)	Each of these persons maintains a business address at 1004 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

(4)	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.

(5)
Shares are held by Legend Global International Limited, of which Leong Siak Hung, director, has sole voting and dispositive power over the shares owned by it, which shares constitute all of the shares beneficially owned by Mr. Leong. The business address of Legend Global International Limited is Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.

In connection with the Company’s initial public offering (the “IPO”), all of the Ordinary Shares held by CS Capital and Mr. Preissler and their transferees that were issued prior to the IPO (an aggregate of 796,950 Ordinary Shares) were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until February 1, 2011, to assure that such shares are not sold in the public market prior to such date. Also, certain of the shares held by Vong Hon Kun, Lam Chou In, Lam Man Pou and Legend Global International Limited are subject to escrow conditions.

NOTICE TO SHAREHOLDERS OF ACTION
APPROVED BY CONSENTING SHAREHOLDERS

The following actions have been approved by the written consent of the holders together entitled to vote a majority of the aggregate Ordinary Shares:

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ACQUISITION OF KING’S GAMING

Pursuant to the Purchase Agreement, King’s Gaming will sell to the Company the Profit Interest (as defined below) pursuant to a separate Profit Interest Agreement to be entered into between King’s Gaming and Billion Boom International Ltd., a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company.  The Profit Interest will be assigned to the Company at the closing as of December 1, 2010; provided, however, in the event the closing occurs on or prior to November 15, 2010, the Profit Interest shall be assigned to the Company as of November 1, 2010.  Following the closing, the Company shall have the right to restructure the management and organizational structure of King’s Gaming.  For purposes of the Purchase Agreement, “Profit Interest” means the right, title, interest and benefits in and to 100% of the net operating profit generated by King’s Gaming at the VIP gaming room located at the Venetian Macao-Resort-Hotel located in Taipa, Macao.

The Company shall purchase the Profit Interest for an aggregate amount of (i) US$36,000,000, of which US$9,000,000 will be paid at the closing, and (ii) 1,500,000 Ordinary Shares (the “Purchase Price”). The balance of US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming (and shall be the sole property of the Company until paid to the Seller in accordance with the terms of the Purchase Agreement) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

For purposes of the Purchase Agreement, “Gross Profit” means 1.25% of the rolling chip turnover (which means the amount of non-redeemable chips that the Seller’s network of agents purchase from King’s Gaming’s and the Company’s VIP rooms) attributable to the Seller and his network of gaming agents and collaborators at both King’s Gaming’s existing VIP room and the Company’s existing and future VIP rooms, after deducting commissions and fees paid to the Seller’s network of gaming agents and collaborators and a fixed management fee of HK$600,000 per month unless otherwise agreed by the parties.  Revenues from VIP gaming rooms not employing a flat percentage of rolling chip turnover may not account for more than 30% of the rolling chip turnover and to the extent that revenues from such VIP gaming rooms account for more than 30% of the rolling chip turnover, such excess amount shall not be deemed Gross Profit for purposes of the Purchase Agreement.

In addition, as more fully set forth below, the Company shall issue to the Seller (i) up to an aggregate of 1,500,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the three years following the closing date (the “Earnout Shares”), (ii) up to an aggregate of 700,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the seven years following the third anniversary of the closing date (the “Incentive Shares”), and (iii) additional Ordinary Shares in the event the Gross Profit targets for each of the ten years following the closing date are exceeded by at least US$1,000,000 (the “Additional Incentive Shares”).  The Seller is not entitled to any Additional Incentive Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

The Earnout Shares, the Incentive Shares and the Additional Incentive Shares shall be released and issued to the Seller as follows:

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(a)           In the event the Minimum Gross Profit Requirement for fiscal year 2011 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Minimum Gross Profit Requirement for such year is exceeded, 10,000 Additional Incentive Shares.

(b)           In the event the Gross Profit of US$7,380,000 for fiscal year 2012 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(c)           In the event the Gross Profit of US$8,860,000 for fiscal year 2013 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(d)           In the event the Gross Profit of US$9,740,000 for the fiscal year 2014 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(e)           In the event the Gross Profit of US$10,720,000 for fiscal year 2015 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(f)            In the event the Gross Profit of US$11,790,000 for fiscal year 2016 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(g)           In the event the Gross Profit of US$12,970,000 for fiscal year 2017 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(h)           In the event the Gross Profit of US$14,260,000 for fiscal year 2018 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(i)            In the event the Gross Profit of US$15,690,000 for fiscal year 2019 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(j)            In the event the Gross Profit of US$17,260,000 for fiscal year 2020 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

Mr. Mok Chi Hung has agreed to provide a personal guaranty, for so long as Mr. Mok is employed by the Company or King’s Gaming, providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the Purchase Agreement, including, but not limited to, any bad debts the Seller or his network of agents may have incurred or may incur in the future.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT THE COMPANY

The Company files annual and current reports and other documents with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

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November 10, 2010

By Order of the Board of Directors

/s/ Li Chun Ming Raymond
Li Chun Ming Raymond,
Chief Financial Officer

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APPENDIX A

PROFIT INTEREST PURCHASE AGREEMENT

PROFIT INTEREST PURCHASE AGREEMENT, dated November 10, 2010 (this “Agreement”), by and among Asia Entertainment & Resources Ltd., a corporation organized under the laws of the Cayman Islands (“Purchaser”), and King’s Gaming Promotion Limited, a corporation organized under the laws of Macau (the “Company”), Mr. Mok Chi Hung and Mr. Wong Hon Meng (collectively, the “Seller”), the owners of 100% of the equity interests of the Company.

WITNESSETH:

WHEREAS, the Company is in the business of promoting a VIP gaming room in Macau (the “Business”);

WHEREAS, the Seller owns 100% of the issued and outstanding equity securities of the Company;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1           Definitions.  The following terms, as used herein, have the following meanings:

“Accounts Receivable” has the meaning set forth in Section 3.11.

“Action” means any action, suit, investigation, hearing or proceeding, including any audit for taxes or otherwise.

“Additional Agreements” means each of the Profit Interest Agreement and the Employment Agreements.

“Additional Incentive Shares” has the meaning set forth in Section 2.3(c).

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person.  With respect to any natural person, the term Affiliate shall also include any member of said person’s immediate family, any family limited partnership, limited liability company or other entity in which said person owns any beneficial interest and any trust, voting or otherwise, of which said person is a trustee or of which said person or any of said person’s immediate family is a beneficiary.

“Affiliate Transactions” has the meaning set forth in Section 3.35.

“Agreement” has the meaning set forth in the Preamble.

“Arbitrator” has the meaning set forth in Section 12.1(b).

Appendix A

“Audited Financial Statements” has the meaning set forth in Section 3.10(a).

“Authority” shall mean any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by the Company or in which the Company’s assets, business, or transactions are otherwise reflected.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in Hong Kong are not open for business.

“Charter Documents” has the meaning set forth in Section 3.3.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 3.25.

“Company Consent” has the meaning set forth in Section 3.9.

“Company Indemnitees” has the meaning set forth in Section 11.2.

“Contract” means a contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument.

“Earnout Shares” has the meaning set forth in Section 2.3(c).

“Employment Agreements” has the meaning set forth in Section 7.5.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Act Filings” means filings under the Exchange Act made by the Purchaser prior to the Closing Date.

“Financial Statements” has the meaning set forth in Section 3.10(a).

“GAAP” means U.S. generally accepted accounting principles, consistently applied and interpreted.

Appendix A

“Gross Profit” means 1.25% of the Rolling Chip Turnover attributable to the Seller and his network of gaming agents and collaborators at both the Company’s existing VIP room and the Purchaser’s existing and future VIP rooms, after deducting commissions and fees paid to the Seller’s network of gaming agents and collaborators and a fixed management fee of HK$600,000 per month unless otherwise agreed by the Purchaser and the Seller; provided, however, that revenues from VIP gaming rooms not employing a flat percentage of Rolling Chip Turnover may not account for more than 30% of the Rolling Chip Turnover; and provided, further, to the extent that revenues from such VIP gaming rooms account for more than 30% of the Rolling Chip Turnover, such excess amount shall not be deemed Gross Profit for purposes of this Agreement.

“Incentive Shares” has the meaning set forth in Section 2.3(c).

“Indebtedness” includes with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interest, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes, liens, mortgages or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under GAAP, and (g) all guarantees by such Person.

“Indemnification Notice” has the meaning set forth in Section 11.3(a).

“Indemnified Parties” has the meaning set forth in Section 11.3(a).

“Indemnifying Party” has the meaning set forth in Section 11.3.

“Installment Payment” has the meaning set forth in Section 2.3(b).

“Interim Financial Statements” has the meaning set forth in Section 3.10(a).

“Intellectual Property” means any and all of the following: (A) U.S., international and non-U.S. patents, patent applications and statutory invention registrations; (B) trademarks, licenses, inventions, service marks, trade names, trade dress, slogans, logos and Internet domain names, including registrations and applications for registration thereof; (C) copyrights, including registrations and applications for registration thereof, and copyrightable materials; (D) trade secrets, know-how and similar confidential and proprietary information; (E) the additional names listed on Schedule 3.7 and all derivations thereof; (F) u.r.l.s, Internet domain names and Websites; and (G) any other type of Intellectual Property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, in each case which is owned or licensed or filed by the Company (or by the Seller with respect to the Company) or used or held for use in the Business, whether registered or unregistered or domestic or foreign.

“Intellectual Property Rights” has the meaning set forth in Section 3.16.

“June 30, 2010 Balance Sheet” has the meaning set forth in Section 3.10(b).

“Key Personnel” has the meaning set forth in Section 7.1.

Appendix A

“Law” means any domestic or foreign Federal, state, municipality or local law, statute, ordinance, code, rule or regulation or common law.

“Leases” has the meaning set forth in Section 3.14.

“Legal Requirement” means any federal, state, local, municipal, provincial, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Authority (or under the authority of any national securities exchange upon which the Purchaser is then listed or traded)

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, including any agreement to give any of the foregoing and any conditional sale and including any voting agreement or proxy.

“Loss(es)” has the meaning set forth in Section 11.1.

“Material Adverse Change” means a material adverse change in the business, assets, condition (financial or otherwise), liabilities, results of operations or prospects of the Business individually or in the aggregate; provided, however, without prejudicing whether any other matter qualifies as a Material Adverse Change, any matter individually or in the aggregate involving a loss or payment in excess of $15,000 shall constitute a Material Adverse Change, per se.

“Material Adverse Effect” means a material adverse effect on the business, assets, condition (financial or otherwise), liabilities, results of operations or prospects of the Business individually or in the aggregate; provided, however, without prejudicing whether any other matter qualifies as a Material Adverse Effect, any matter individually or in the aggregate involving a loss or payment in excess of $15,000 shall constitute a Material Adverse Effect, per se.

“Minimum Working Capital Requirement” has the meaning set forth in Section 8.6.

“Money Laundering Laws” has the meaning set forth in Section 3.33.

“OFAC” has the meaning set forth in Section 3.34.

“Offices” has the meaning set forth in Section 3.1.

“Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

“Outside Closing Date” has the meaning set forth in Section 13.1.

“Permits” has the meaning set forth in Section 3.20.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Profit Interest” means the right, title, interest and benefits in and to 100% of Net Operating Profit (as defined in the Profit Interest Agreement) generated by the Company at the VIP gaming room located at the Venetian Macao-Resort-Hotel at Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macao.

Appendix A

“Profit Interest Agreement” has the meaning set forth in Section 2.1.

“Purchase Price” has the meaning set forth in Section 2.3.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Charter Documents” has the meaning set forth in Section 5.8.

“Purchaser Financial Statements” has the meaning set forth in Section 5.10(a).

“Purchaser Indemnitees” has the meaning set forth in Section 11.1.

“Purchaser Material Adverse Effect” has the meaning set forth in Section 5.6.

“Purchaser Ordinary Shares” means the Purchaser’s ordinary shares, par value $0.0001 per share.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of the use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Rebate Obligations” has the meaning set forth in Section 3.29(c).

“Reg. D” has the meaning set forth in Section 4.5(a).

“Registrable Securities” has the meaning set forth in Section 8.4(b).

“Restrictive Covenants” has the meaning set forth in Section 7.4.

“Rolling Chip Turnover” means the amount of non-redeemable chips that the Seller’s network of agents purchase from the Company’s and the Purchaser’s VIP rooms.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Subsidiary” or “Subsidiaries” means one of the Company’s direct or indirect subsidiaries or all of the Company’s direct or indirect subsidiaries, as applicable.

“Tangible Assets” means all tangible personal property and interests therein, including inventory, machinery, computers and accessories, furniture, office equipment, communications equipment, and other tangible property.

“Taxes” includes all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, federal or other Authority, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

Appendix A

“Tax Return” means all federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Third Party Claim” has the meaning set forth in Section 11.3(a).

“Transaction” means the acquisition of the Profit Interest of the Company by the Purchaser as contemplated by this Agreement.

“Website(s)” shall mean all of the internet domain names for the Company.

ARTICLE II

PURCHASE AND SALE OF PROFIT INTEREST

2.1          Purchase and Sale of Profit Interest.  Subject to the terms and conditions herein stated, the Seller shall sell, assign and transfer to Purchaser at the Closing, and Purchaser shall purchase from Seller at the Closing, free and clear of all Liens, the Profit Interest, pursuant to a Profit Interest Agreement (the “Profit Interest Agreement”) to be entered into between the Company and Billion Boom International Ltd., a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Purchaser, substantially in the form attached hereto as Exhibit A.  For the avoidance of doubt, the Profit Interest shall be assigned to the Purchaser at the Closing as of December 1, 2010; provided, however, in the event the Closing Date occurs on or prior to November 15, 2010, the Profit Interest shall be assigned to the Purchaser as of November 1, 2010.

2.2          Closing.  The closing of the Transaction (the “Closing”) shall take place at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154, at 10:00 A.M. local time, three (3) Business Days after all conditions to the Closing set forth in Article IX hereof have been satisfied or waived, or such other place, time or date as Purchaser and Seller agree in writing.  The date of the Closing shall be referred to herein as the “Closing Date.”  In addition to those obligations set forth in Article IX, at the Closing, the Purchaser shall deliver the Purchase Price (as set forth in Section 2.3 below) to the Company.  Following the Closing, the Purchaser shall have the right, in its sole discretion, to restructure the management and organizational structure of the Company.

2.3          Purchase Price.

(a)           Purchaser shall purchase the Profit Interest for an aggregate amount of (i) US$36,000,000, of which US$9,000,000 will be paid at the Closing, and (ii) 1,500,000 Purchaser Ordinary Shares, which shares shall be issued promptly following the Closing (the “Purchase Price”).

(b)           The balance of US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of the Company (and shall be the sole property of the Purchaser until paid to the Seller in accordance with this paragraph) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the Closing Date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of the Company approved by the Audit Committee of the Purchaser.  In the event the Company fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the Closing Date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.  Each Installment Payment shall be made promptly following the date the Purchaser’s audited financial statements are filed with the SEC pursuant to the reporting requirements of the Exchange Act.

Appendix A

(c)           In addition, as more fully set forth in Section 2.3(d) below, the Purchaser shall issue to the Seller (i) up to an aggregate of 1,500,000 Purchaser Ordinary Shares in the event certain Gross Profit targets are achieved for each of the three years following the Closing Date (the “Earnout Shares”), (ii) up to an aggregate of 700,000 Purchaser Ordinary Shares in the event certain Gross Profit targets are achieved for each of the seven years following the third anniversary of the Closing Date (the “Incentive Shares”), and (iii) additional Purchaser Ordinary Shares in the event the Gross Profit targets for each of the ten years following the Closing Date are exceeded by at least US$1,000,000 (the “Additional Incentive Shares”).

(d)           The Earnout Shares, the Incentive Shares and the Additional Incentive Shares shall be released and issued to the Seller as follows:

(i)            In the event the Minimum Gross Profit Requirement for fiscal year 2011 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Minimum Gross Profit Requirement for such year is exceeded, 10,000 Additional Incentive Shares.

(ii)           In the event the Gross Profit of US$7,380,000 for fiscal year 2012 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(iii)          In the event the Gross Profit of US$8,860,000 for fiscal year 2013 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(iv)          In the event the Gross Profit of US$9,740,000 for the fiscal year 2014 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(v)           In the event the Gross Profit of US$10,720,000 for fiscal year 2015 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(vi)          In the event the Gross Profit of US$11,790,000 for fiscal year 2016 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(vii)          In the event the Gross Profit of US$12,970,000 for fiscal year 2017 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(viii)          In the event the Gross Profit of US$14,260,000 for fiscal year 2018 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

Appendix A

(ix)          In the event the Gross Profit of US$15,690,000 for fiscal year 2019 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(x)           In the event the Gross Profit of US$17,260,000 for fiscal year 2020 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

The Earnout Shares, the Incentive Shares and the Additional Incentive Shares shall be delivered to the Company within thirty (30) days following the filing by the Purchaser with the SEC of the Purchaser’s audited financial statements for such period.  In no event shall the Company be entitled to any Additional Incentive Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

2.4          Personal Guaranty.  Mr. Mok Chi Hung shall provide a personal guaranty, for so long as Mr. Mok is employed by the Company or the Purchaser, substantially in the form attached hereto as Exhibit B, to the Purchaser, providing for the guaranty of all obligations of the Company and the Seller hereunder, including, but not limited to, the Company’s and the Seller’s representations, warranties, covenants and agreements contained herein, the Additional Agreements and for any bad debts the Seller or his network of agents may have incurred.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF
THE SELLER AND THE COMPANY

Each of the Seller and the Company, jointly and severally, hereby represent and warrant to Purchaser that:

3.1          Corporate Existence and Power.  The Company is a company duly formed, validly existing and in good standing under and by virtue of the Laws of the Macau Special Administrative Region, and has all power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.  The Company is duly formed, validly existing and in good standing under and by virtue of the Laws of the jurisdiction of its organization, and has all power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.  Except as set forth on Schedule 3.1, the Company is not qualified to do business as a foreign corporation in any jurisdiction.  Except as set forth in Schedule 3.1, there is no jurisdiction in which the character of the property owned or leased by the Company or the nature of its respective activities make qualification in any such jurisdiction necessary, except where the failure to so qualify would not have a Material Adverse Effect.  The only offices, warehouses or business locations of the Company are listed on Schedule 3.1 (the “Offices”).  The Company has not taken any action, adopted any plan, or made any agreement in respect of any Transaction, consolidation, sale of all or substantially all of its respective assets, reorganization, recapitalization, dissolution or liquidation, except as explicitly set forth in this Agreement.

Appendix A

3.2          Corporate Authorization.  The execution, delivery and performance by the Company of this Agreement and each of the Additional Agreements to which the Company is named as a party and the consummation by the Company of the transactions contemplated hereby and thereby are within the corporate powers of the Company and have been duly authorized by all necessary action on the part of the Company, including the  approval of the Seller.  This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company, enforceable against the Company in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, or (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.  Schedule 3.2 sets forth (a) each of the Persons that will receive any portion of the Purchase Price and the number of shares of Purchase Ordinary Shares each such Person shall receive in connection with the Transaction and (b) each of the Persons that will receive any Earnout Shares, Incentive Shares or Additional Incentive Shares and the number of Earnout Shares, Incentive Shares or Additional Incentive Shares each such Person shall receive in the event any of the performance targets as set forth herein are achieved.

3.3          Charter Documents; Legality.  The Company has previously delivered to Purchaser true and complete copies of its organizational documents, minute books and stock books (the “Charter Documents”), as in effect or constituted on the date hereof.  The execution, delivery, and performance by the Company and the Seller of this Agreement and any Additional Agreement to which the Company or the Seller is to be a party has not violated and will not violate, and the consummation by the Company or the Seller of the transactions contemplated hereby or thereby will not violate, any of the Charter Documents or any Law.

3.4          Subsidiaries.  The Company has no Subsidiaries.  The Company is not a party to any agreement relating to the formation of any joint venture, association or other Person.

3.5         Capitalization and Ownership.  Schedule 3.5 sets forth, with respect to the Company, (i) its authorized capital, (ii) the number of its securities that are outstanding, (iii) each stockholder owning its securities and the number of shares of such securities owned by such stockholder, and (iv) each security convertible into or exercisable or exchangeable for the Company’s securities, the number and type of securities such security is convertible into, the exercise or conversion price of such security and the holder of such security.  As set forth on Schedule 3.5, no person other than the Seller or the Company owns any securities of the Company.  As set forth on Schedule 3.5, there is no Contract that requires or under any circumstance would require the Company to issue, or grant any right to acquire, any securities of the Company, or any security or instrument exercisable or exchangeable for or convertible into, the capital stock or membership interest of the Company or to merge, consolidate, dissolve, liquidate, restructure, or recapitalize the Company.

3.6          Affiliates.  Other than the Seller, the Company is not controlled by any Person and the Company is not in control of any other Person.  Schedule 3.6 lists each Contract, arrangement, or understanding to which the Company and the Seller or any Affiliate of the Seller or the Company is a party.  Except as disclosed in Schedule 3.6, neither the Seller or the Company nor any of their respective Affiliates (i) owns, directly or indirectly, in whole or in part, any tangible or intangible property (including Intellectual Property rights) that the Company uses or the use of which is necessary for the conduct of the Business, or (ii) have engaged in any transaction with the Company.

3.7         Assumed Names.  Schedule 3.7 is a complete and correct list of all assumed or “doing business as” names currently or formerly used by the Company.  The Company has not used any name other than the names listed on Schedule 3.7 to conduct its business.  The Company has filed appropriate “doing business as” certificates in all applicable jurisdictions.  The Company does not have any Websites.

Appendix A

3.8          Governmental Authorization.  None of the execution, delivery or performance by the Company of this Agreement or any Additional Agreement requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority.

3.9          Consents.  The Contracts listed on Schedule 3.9 are the only material agreements, commitments, arrangements, contracts or other instruments binding upon the Company or any of its respective properties requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery or performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Consent”).

3.10        Financial Statements.

(a)          The Company shall provide to the Purchaser audited consolidated financial statements for the years ended December 31, 2008 and 2009 and for the period ended June 30, 2010 (collectively, the “Audited Financial Statements”), and unaudited consolidated financial statements for the period ended September 30, 2010 (the “Interim Financial Statements, and together with the Audited Financial Statements, the “Financial Statements”).  The Financial Statements (i) were prepared from the Books and Records; (ii) except as set forth on Schedule 3.10(a), were prepared in accordance with GAAP; (iii) fairly and accurately present the Company’s financial condition and the results of its operations as of their respective dates and for the periods then ended; (iv) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates; and (v) contain and reflect adequate provisions for all reasonably anticipated liabilities for all material income, property, sales, payroll or other Taxes applicable to the Company with respect to the periods then ended.  The Company has heretofore delivered to Purchaser complete and accurate copies of all “management letters” received by it from the Company’s accountants and all responses during the last three years by lawyers engaged by the Company to inquiries from the Company’s accountant or any predecessor accountants.

(b)          Except as specifically disclosed, reflected or fully reserved against on the June 30, 2010 balance sheet (the “June 30, 2010 Balance Sheet”) and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the date of the June 30, 2010 Balance Sheet and except as set forth on Schedule 3.10(b), there are no liabilities, debts or obligations of any nature (whether accrued, absolute, contingent, liquidated or unliquidated, unasserted or otherwise) relating to the Company.  All debts and liabilities, fixed or contingent, which should be included in accordance with GAAP on an accrual basis on the June 30, 2010 Balance Sheet are included therein.

(c)          The June 30, 2010 Balance Sheet accurately reflects the outstanding Indebtedness of the Company as of the respective dates thereof.  Except as set forth on Schedule 3.10(b), the Company does not have any Indebtedness.

(d)          Nothing done by the Company will prevent the Purchaser from complying with the Sarbanes-Oxley Act of 2002 after the Transaction is consummated.

(e)          All Books and Records of the Company have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.  The Company has none of its records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) is not under the exclusive ownership (excluding licensed software programs) and direct control of the Company and which is not located at the Offices or at locations set forth on Schedule 3.10(e).

Appendix A

3.11        Accounts Receivable.  Except as set forth in Schedule 3.11, all accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Company, in accordance with GAAP (“Accounts Receivable”) represent bona fide revenues of the Company generated by the Business and are fully collectible, net of any reserves shown on the Interim Financial Statements.  Except as set forth on Schedule 3.11, all accounts and notes receivable reflected on the June 30, 2010 Balance Sheet, or arising since June 30, 2010, have been collected, or are and to the knowledge of the Company will be good and collectible, in each case at the aggregate recorded amounts thereof without right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor.

3.12        Books and Records.

(a)           The Books and Records accurately and fairly, in reasonable detail, reflect the Company’s transactions and dispositions of assets.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)            transactions are executed in accordance with management’s authorization;

(ii)           access to assets is permitted only in accordance with management’s authorization; and

(iii)          recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b)           The Company has heretofore made all of its Books and Records available to Purchaser for its inspection and has heretofore delivered to Purchaser complete and accurate copies of documents referred to in the Schedules or as Purchaser otherwise has requested.  All Contracts, documents, and other papers or copies thereof delivered to Purchaser by or on behalf of the Company in connection with this Agreement and the transactions contemplated herein are accurate, complete, and authentic.

3.13        Absence of Certain Changes.

(a)           Except as set forth in Schedule 3.13(a), since June 30, 2010, the Company has conducted its respective business in the ordinary course of business consistent with past practices, and with respect to the Company there has not been:

(i)           any Material Adverse Change or any event, occurrence, development or state of circumstances or facts which could reasonably be expected to result individually or in the aggregate in a Material Adverse Effect on the Company’s ability to consummate the transactions contemplated herein or upon the value to Purchaser of the transactions contemplated hereby;

(ii)           any transaction, Contract, agreement or other instrument entered into, or commitment made, by the Company relating to the Business or any relinquishment by the Company of any Contract or other right, in either case other than transactions and commitments in the ordinary course of business consistent in all respects, including kind and amount, with past practices and those contemplated by this Agreement;

Appendix A

(iii)          any increase of bonus, salary or other compensation paid of more than 10% for any employee making an annual salary of greater than $25,000 or in excess of $100,000 in the aggregate on an annual basis, or change in the bonus or profit sharing policies of the Company;

(iv)          any capital expenditure except in the ordinary course of business consistent with past practice (including with respect to kind and amount);

(v)           any sale, lease, license or other disposition of any of its assets except pursuant to existing Contracts or commitments disclosed herein;

(vi)          any default under any term or provision of any Contract;

(vii)         an increase in the amount of Indebtedness;

(viii)        the incurrence of Liens on any of its assets;

(ix)          any damage, destruction or loss of property related to any of its assets not covered by insurance;

(x)           any delay, acceleration or cancellation of any receivables or indebtedness owed to it or write-off or additional reserves made with respect to the same;

(xi)          any transaction or consolidation with or acquisition of any other Person;

(xii)         the lapse of any insurance policy protecting its assets;

(xiii)        any change in its accounting principles or methods or write down in the value of any inventory or assets;

(xiv)        any change in location where it conducts business;

(xv)         any extension of any loans other than travel or other expense advances to employees in the ordinary course of business consistent with past practice exceeding $1,000 individually or $10,000 in the aggregate;

(xvi)        any agreement to change any practices or terms, including payment terms, with respect to customers or suppliers;

(xvii)       any change in hiring practices for employees, consultants or advisors;

(xviii)      any agreement to do any of the foregoing.

(b)           Except as set forth on Schedule 3.13(a) and actions taken in good faith to invest in the Company’s business, since June 30, 2010, through and including the Closing Date, the Company has not taken any action nor has had any event occur that would have violated any covenants of the Company set forth in Article VI hereof.

Appendix A

3.14        Real Property.

(a)           Except as set forth on Schedule 3.14(a), the Company does not own any Real Property.  Except as set forth on Schedule 3.14(a), all leases and all amendments thereto (the “Leases”) are valid and enforceable by the Company against the other parties thereto.  The Company has not breached or violated, and is not in default under, any of the Leases or any local zoning ordinance, the breach or violation of which could individually or in the aggregate have a Material Adverse Effect, and no notice from any Person has been received by the Company or served upon the Company or the Seller claiming any violation of any Lease or any local zoning ordinance.

(b)           The Company has not experienced any material interruption in the delivery of adequate quantities of any utilities (including electricity, natural gas, potable water, water for cooling or similar purposes and fuel oil) or other public services (including sanitary and industrial sewer service) required by the Company in the operation of the Business.

3.15        Tangible Personal Property.

(a)           Each piece of Tangible Assets is in operating condition and repair and functions in accordance with its intended use (ordinary wear and tear excepted), has been properly maintained, and is suitable for its present uses.

(b)           Except as set forth on Schedule 3.15(b), the Company has good title to, or a valid leasehold or license interest in, all its respective properties and assets (whether tangible or intangible), free and clear of all Liens.  The personal and other properties and assets owned by the Company or leased or licensed by the Company from a third party constitute all such properties and assets used in and necessary to the Business as presently conducted and as presently proposed to be conducted.

(c)           The materials and supplies included in the inventory of the Company as of the Closing Date will be (i) substantially equivalent in quality and quantity, subject to seasonality, to the materials and supplies, and additions thereto, generally included in such inventory in the past; and (ii) valued in accordance with GAAP, applied on a basis consistent with that used in the Financial Statements.

3.16        Intellectual Property.  The Company owns or is validly licensing or otherwise has the right to use any patents, trademarks, trade names, service marks, domain names, copyrights, and any applications therefore, trade secrets, computer software programs, and tangible or intangible proprietary information or material which are material to the conduct of its business taken as a whole (the “Intellectual Property Rights”). No claims are pending or, to the knowledge of the Seller, the Company, threatened that the Company is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Right. To the knowledge of the Seller or the Company, no Person is infringing the rights of the Company with respect to any Intellectual Property Right.

3.17        Relationships With Customers, Suppliers, Etc.

(a)           Schedule 3.17(a) sets forth since June 30, 2010, all purchases, costs and fees (other than fees or costs related to attorneys, accountants and office leases) in excess of $15,000 for any single item or series of related items.

(b)           Except as set forth on Schedule 3.17(b), since June 30, 2010: (a) there has not been any termination of the business relationship of the Company with any material licensee, customer or supplier, other than in the ordinary course of business; (b) to the knowledge of the Company, there has not been any threatened termination or withholding of payments by, or any material dispute with, any material licensee, customer or supplier; and (c) the Company has not received any notice or been informed that any such event will occur in the future, either as a result of the consummation of the transactions contemplated by this Agreement or otherwise. Except as set forth on Schedule 3.17(b), the Company is not currently in any dispute over any terms of any contract or agreement to which the Company and any material licensee, customer or supplier is a party.

Appendix A

3.18        Litigation.  There is no Action (or any basis therefor) pending against, or to the knowledge of the Company, threatened against or affecting the Company, any of its respective officers or directors, the Seller, the business of the Company, or any Contract before any court or arbitrator or any governmental body, agency or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby.  There are no outstanding judgments against the Company.  The Company is not now, nor has it been in the past five years, subject to any proceeding with the Federal Trade Commission or the Equal Employment Opportunity Commission or any comparable body of any state or political subdivision.

3.19       Contracts.

(a)           Except as set forth on Schedule 3.19(a), each Contract to which the Company is a party is a valid and binding agreement, and is in full force and effect, and neither the Company nor, to the knowledge of the Company, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Contract.  The Company has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Contracts, or granted any power of attorney with respect thereto.  The Company has given a true and correct fully executed copy of each material Contract to Purchaser.

(b)           The Company is in compliance with all material covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

3.20        Licenses and Permits.  The Company has obtained each material license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Business, from the applicable government agency or entity issuing the same (the “Permits”).  Such Permits are valid and in full force and effect and, assuming the related Company Consents, if any, have been obtained or waived prior to the Closing Date, none of the Permits will be terminated or impaired or become terminable as a result of the transactions contemplated hereby.  The Company has all Permits necessary to operate the Business other than those Permits whose absence individually or in the aggregate would not cause a Material Adverse Effect.

3.21        Compliance with Laws.  The Company is not in violation of, has not violated, and to the knowledge of the Company, is not under investigation with respect to, nor has been threatened to be charged with or given notice of, any violation or alleged violation of, any Law or Order, nor is there any basis for any such charge.

3.22        Pre-payments.  Except as set forth on Schedule 3.22, the Company has not received any payments with respect to any services to be rendered or goods to be provided after the Closing.

3.23        Directors and Officers.  Schedule 3.23 sets forth a true and complete list of the names, addresses and titles of the directors and officers of the Company.

Appendix A

3.24        Labor Matters.  Except for disputes, agreements and other matters that, individually or in the aggregate, do not have or are not expected to have a Material Adverse Effect, (a) there are no collective bargaining or other labor union agreements to which the Company is a party or by which it is bound; (b) no labor and/or employment dispute exists or, to the knowledge of the Seller or the Company, is imminent with respect to the employees of the Company; (c)  there is no strike, work stoppage or other labor and/or employment dispute involving the Company pending or, to the knowledge of the Seller or the Company, threatened; (d)  no claim, complaint, charge or Actions by or before any Authority brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of its employees is pending or, to the knowledge of Company, threatened against the Company; (e)  no grievance is pending or, to the knowledge of the Seller or the Company, threatened against the Company; and (f) the Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Authorities relating to employees or employment practices.

3.25        Pension and Benefit Plans.  Except as set forth in Schedule 3.25, the Company does not maintain any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company (collectively, the “Company Benefit Plans”). Neither the execution and delivery of this Agreement nor the consummation of the Transaction will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee of the Company. The consummation of the Transaction will not trigger any severance or termination agreements or arrangements between the Company and any of its current or former employees, officers or directors, nor does the Company have any general severance plan or policy. Since June 30, 2010, there has not been any adoption or amendment in any material respect by the Company of any Company Benefit Plan.

3.26        Executive Officers.  Except as set forth in Schedule 3.26, no executive officer of the Company has notified it in writing that such officer intends to leave the Company or otherwise terminate such officer’s employment with the Company in connection with the consummation of the Transaction or within 60 days following the Closing Date.

3.27        Tax Matters.

(a)           The Company has timely filed, or has caused to be timely filed on its behalf, all Tax Returns that are or were required to be filed by or with respect to it, either separately or as a member of group of corporations, pursuant to applicable Legal Requirements. All Tax Returns filed by (or that include on a consolidated basis) the Company were (and, as to a Tax Return not filed as of the date hereof, will be) in all respects true, complete and accurate. To the knowledge of the Seller and the Company, there are no unpaid Taxes claimed to be due by any Authority in charge of taxation of any jurisdiction, nor any claim for additional Taxes for any period for which Tax Returns have been filed, and none of their officers or directors know of any basis for any such claim.

(b)           The Company has not received any notice that any Authority will audit or examine (except for any general audits or examinations routinely performed by such Authorities), seek information with respect to, or make material claims or assessments with respect to any Taxes for any period since the date of the Company’s incorporation.

(c)           The Financial Statements reflect an adequate reserve for all Taxes known to be payable by the Company (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all taxable periods and portions thereof through the date of such financial statements. The Company is not a party to or bound by any Tax indemnity, Tax sharing or similar agreement, and the Company currently has no material liability and will not have any material liabilities for any Taxes of any other Person under any agreement or by the operation of any Law. No deficiency with respect to any Taxes has been proposed, asserted or assessed against the Company, and no requests for waivers of the time to assess any such Taxes are pending.

Appendix A

(d)           The Company has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed. The Company has not executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns. No power of attorney currently in force has been granted by the Company concerning any Taxes or Tax Return.

(e)           The Company (i) is currently engaged in the conduct of a trade or business within the United States; (ii) is a corporation or other entity organized or incorporated in the United States; and (iii) owns or has ever owned any United States real property interests described in Section 897 of the Code.

3.28        Fees.  Except as set forth on Schedule 3.28, there is no investment banker, broker, finder, restructuring or other intermediary that has been retained by or is authorized to act on behalf of the Company, the Seller or any of their respective Affiliates who might be entitled to any fee or commission from the Purchaser or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.  The amount of any fee owed to any Person listed on Schedule 3.28 is listed opposite such Person’s name.

3.29        Business Operations.  Except in the ordinary course of business or as set forth on Schedule 3.29, the Company has not entered into, or offered to enter into, any written agreement, Contract or other arrangement with respect to the Business pursuant to which the Company is or will be obligated to make any rebates, discounts, promotional allowances or similar payments or arrangements to any customer (“Rebate Obligations”).  All Rebate Obligations listed on Schedule 3.29 and all ordinary course Rebate Obligations are reflected in the Audited Financial Statements in accordance with GAAP.

3.30        Powers of Attorney and Suretyships.  The Company does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

3.31        Other Information. Neither this Agreement, nor any of the documents or other information made available to Purchaser or its Affiliates, attorneys, accountants, agents or representatives pursuant hereto or in connection with Purchaser’s due diligence review of the Business or the transactions contemplated by this Agreement contained, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.  The Company has provided Purchaser with all material information regarding the Business.

3.32        Certain Business Practices.  The Company, nor any director, officer, agent or employee of the Company (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment.  The Company, nor any director, officer, agent or employee of the Company (nor any Person acting on behalf of the Company, but solely in his or her capacity as a director, officer, employee or agent of the Company) has, since January 1, 2000, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or assist the Company in connection with any actual or proposed transaction, which, if not given could reasonably be expected to have had an adverse effect on the Company, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Company that could reasonably be expected to subject the Company to suit or penalty in any private or governmental litigation or proceeding.

Appendix A

3.33        Money Laundering Laws.  The operations of the Company are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”), and no Action involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

3.34        OFAC.  None of the Company, any director or officer of the Company, or, to the knowledge of the Seller or the Company, any agent, employee, affiliate or Person acting on behalf of the Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

3.35        Transactions with Affiliates. Except as set forth on Schedule 3.35, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions between (a) the Company on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company, or any person owning any capital stock of the Company or any member of the immediate family of such officer, employee, consultant, director or stockholder or any corporation or other entity controlled by such officer, employee, consultant, director or stockholder, or a member of the immediate family of such officer, employee, consultant, director or stockholder (collectively, “Affiliate Transactions”).

3.36        Additional Macau Representations and Warranties.

(a)           All material consents, approvals, authorizations or licenses requisite under Macau law for the due and proper establishment and operation of the Company have been duly obtained from the relevant Macau Authority and are in full force and effect.

(b)           All filings and registrations with the Macau Authorities required in respect of the Company and its respective operations including, without limitation, the registration with and/or approval by the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration for Foreign Exchange, tax bureau and customs offices and other Macau Authorities that administer foreign investment enterprises have been duly completed in accordance with the relevant Macau rules and regulations, except where the failure to complete such filings and registrations does not, and would not, individually or in the aggregate, have a Material Adverse Effect.

(c)           Except as set forth on Schedule 3.36(c), the Company has complied with all relevant Macau laws and regulations regarding the contribution and payment of its registered share capital.

Appendix A

(d)           The Company is not in receipt of any letter or notice from any relevant Macau Authority notifying it of the revocation, or otherwise questioning the validity, of any licenses or qualifications issued to it or any subsidy granted to it by any Macau Authority for non-compliance with the terms thereof or with applicable Macau laws, or the need for compliance or remedial actions in respect of the activities carried out by the Company, except where the notice or the letter does not, and would not, individually or in the aggregate, have a Material Adverse Effect.

(e)           The Company has conducted its respective business activities within the permitted scope of business or have otherwise operated their respective businesses in compliance, in all material respects, with all relevant Legal Requirements and with all requisite licenses and approvals granted by competent Macau Authorities, except where such non-compliance has not had and would not reasonably be expected to have, resulted in a Material Adverse Effect. As to licenses, approvals and government grants and concessions requisite or material for the conduct of any part of the Company’s business which is subject to periodic renewal, the Seller and the Company has no knowledge of any grounds on which such requisite renewals will not be granted by the relevant Macau Authorities.

(f)            With regard to employment and staff or labor, the Company has complied, in all material respects, with all applicable Macau laws and regulations, including without limitation, laws and regulations pertaining to welfare funds, social benefits, medical benefits, insurance, retirement benefits, pensions or the like.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents to the Purchaser as follows:

4.1          Authority.

(a)           The Seller has full legal capacity, power and authority to execute and deliver this Agreement and the Additional Agreements to which it is named as a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement and the Additional Agreements to which the Seller is named as a party have been, or at Closing will be, duly executed and delivered by the Seller and are, or upon their execution and delivery will be, valid and legally binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, or (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.

(b)           The execution and delivery by the Seller of any or all of the Agreement and the Additional Agreements to which the Seller is a party, nor the consummation by the Seller of the transactions contemplated thereby, will conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, or require any notice, consent or waiver under, any instrument, contract, agreement or arrangement to which the Seller is a party or by which the Seller is bound.

4.2          Approvals.  Except as contemplated by this Agreement, no consent, approval, waiver, authorization or novation is required to be obtained by the Seller from, and no notice or filing is required to be given by the Seller to or made by the Seller with, any Authority or other Person in connection with the execution, delivery and performance by the Seller of this Agreement and each of the Additional Agreements, and the sale and transfer of the Profit Interest.

Appendix A

4.3          Non-Contravention.  The execution, delivery and performance by the Seller of this Agreement and each of the Additional Agreements, and the consummation of the transactions contemplated thereby, do not and will not violate or result in a breach of or constitute a default under any Law, judgment, injunction, Order, decree or other restriction of any Authority to which the Seller or the Profit Interest, are subject.

4.4          Litigation and Claims.  There is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or disclosed investigation pending or, to the knowledge of the Seller, threatened, against the Seller, and the Seller is not subject to any Order, writ, judgment, award, injunction or decree of any Authority of competent jurisdiction or any arbitrator that would prevent consummation of the transactions contemplated hereby or materially impair the ability of the Seller to perform its obligations hereunder.

4.5          Investment Representations.

(a)           The Seller is an “accredited investor” as such term is defined in Rule 501 of Regulation D (“Reg. D”) promulgated under the Securities Act.  The Seller acknowledges that Purchaser has the right to require evidence of  its status as an accredited investor, if necessary.

(b)           The Seller acknowledges that it has prior investment experience, including investments in non-listed and non-registered securities, or has employed the services of an investment advisor, attorney or accountant to evaluate the merits and risks of such an investment on its behalf, and the Seller represents that it understands the highly speculative nature of an investment in shares of Purchaser Ordinary Shares, which may result in the loss of the total amount of such investment.

(c)           The Seller has adequate means of providing for the Seller’s current needs and possible personal contingencies, and the Seller has no need, and anticipates no need in the foreseeable future, for liquidity in the Seller’s investment in Purchaser Ordinary Shares.  The Seller is able to bear the economic risks of this investment and, consequently, without limiting the generality of the foregoing, the Seller is able to hold the Purchaser Ordinary Shares for an indefinite period of time and has a sufficient net worth to sustain a loss of the entire investment in the event such loss should occur.

(d)           The Seller has made an overall commitment to investments which are not readily marketable that are disproportionate to the Seller’s net worth, and the Seller’s investment in the Purchaser Ordinary Shares will not cause such overall commitment to become excessive.

(e)           Except as otherwise set forth in Article V, Purchaser has not and is not making any representations or warranties to the Seller or providing any advice or information to the Seller.  The Seller acknowledges that it has retained its own professional advisors to evaluate the tax and other consequences of an investment in the Purchaser Ordinary Shares.

(f)           The Seller acknowledges that this offering of Purchaser Ordinary Shares has not been reviewed by the SEC because this is intended to be a non-public offering pursuant to Section 4(2) of the Securities Act and Rule 506 under Reg. D.  The Purchaser Ordinary Shares will be received by the Seller for investment and not for distribution or resale to others.

(g)          The Seller understands and consents to the placement of a legend on any certificate or other document evidencing Purchaser Ordinary Shares stating that such Purchaser Ordinary Shares have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sale thereof.  Each certificate evidencing Purchaser Ordinary Shares shall bear the legends set forth below, or legends substantially equivalent thereto, together with any other legends that may be required by federal or state securities laws at the time of the issuance of the Purchaser Ordinary Shares:

Appendix A

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) REGISTERED UNDER THE ACT OR (II) THE ISSUER OF THE SHARES (THE “ISSUER”) HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

4.6           Tax.  Neither the Seller nor the Company will be required to pay any transfer Taxes to any Authority with respect to any transaction contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Company and the Seller as follows:

5.1           Due Incorporation.  Purchaser is a company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Except as set forth on Schedule 5.1, the Purchaser is not qualified to do business as a foreign corporation in any jurisdiction, and there is no jurisdiction in which the character of the property owned or leased by the Purchaser or the nature of its activities make qualification of the Purchaser in any such jurisdiction necessary, except where the failure to so qualify would have a Purchaser Material Adverse Effect.  Purchaser has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own, lease, and operate its assets, properties and businesses and to carry on its business as now conducted on the date hereof.  Purchaser has not adopted any plan, or made any agreement in respect of, any merger, consolidation, sale of all or substantially all of its assets, reorganization, recapitalization, dissolution or liquidation.

5.2           Corporate Authorization.  Except for a vote of the shareholders of the Purchaser to approve the transaction contemplated by this Agreement, the execution, delivery and performance by Purchaser of this Agreement and each of the other Additional Agreements to which it is a party and the consummation by Purchaser of the transactions contemplated hereby and thereby are within the corporate powers of Purchaser and have been duly authorized by all necessary corporate action on the part of the Purchaser.  This Agreement constitutes, and upon their execution and delivery, each of the Additional Agreements will constitute, the valid and legally binding agreement of the Purchaser enforceable against it in accordance with their respective terms.

5.3           Governmental Authorization.  None of the execution, delivery or performance by the Purchaser of this Agreement or any Additional Agreement requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority by the Purchaser, except, if required, for the filing of a Form D with the SEC and applicable state authorities and a registration statement upon exercise by the Seller of its registration rights pursuant to the terms of this Agreement.

Appendix A

5.4           No Violation.  Provided that Purchaser presents the transactions contemplated by this Agreement to its shareholders for approval and such shareholders approve the transaction, neither the execution and delivery of this Agreement or any Additional Agreement to be executed by the Purchaser hereunder nor the consummation of the transactions contemplated herein and therein will (a) violate any provision of the Purchaser Charter Documents; (b) violate any Laws or Orders to which the Purchaser or its property is subject, or (c) violate the provisions of any material agreement or other material instrument binding upon or benefiting the Purchaser.

5.5           Consents.  Except for a vote of the shareholders of the Purchaser to approve the transactions contemplated by this Agreement, there are no agreements, commitments, arrangements, contracts or other instruments binding upon the Purchaser or any of its properties requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby.

5.6           Litigation.  There is no action, suit, investigation, hearing or proceeding pending against, or to the knowledge of Purchaser, threatened against or affecting, Purchaser, any of its officers or directors, or the business of Purchaser, before any court or arbitrator or any governmental body, agency or official which if adversely determined against Purchaser, has or could reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise), liabilities, results or operations or prospects of Purchaser (“Purchaser Material Adverse Effect”), or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby.  There are no outstanding judgments against Purchaser.

5.7           Issuance of Purchaser Ordinary Shares.  The Purchaser Ordinary Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, fully paid and nonassessable.

5.8           Charter Documents; Legality.  Purchaser has previously delivered to the Company true and complete copies of its organizational documents (the “Purchaser Charter Documents”), as in effect or constituted on the date hereof.  Provided that Purchaser presents the transactions contemplated by this Agreement to its stockholders for approval, the execution, delivery, and performance by the Purchaser of this Agreement and any Additional Agreement to which the Purchaser is to be a party has not violated and will not violate, and the consummation by the Purchaser of the transactions contemplated hereby or thereby will not violate, any of the Purchaser Charter Documents or any Law.

5.9           Capitalization of the Purchaser.  Schedule 5.9 sets forth, with respect to the Purchaser, (i) Purchaser’s authorized capital, (ii) the number of Purchaser’s securities that are outstanding, and (iii) the number of securities convertible into or exercisable or exchangeable for the Purchaser’s securities.  Except as set forth in the Exchange Act Filings, there is no Contract that requires or under any circumstance would require the Purchaser to issue, or grant any right to acquire, any securities of the Purchaser, or any security or instrument exercisable or exchangeable for or convertible into, the capital stock of the Purchaser or to merge, consolidate, dissolve, liquidate, restructure, or recapitalize the Purchaser.

Appendix A

5.10        Financial Statements.

(a)           Purchaser has filed with the SEC true and correct copies of the audited consolidated balance sheets of Purchaser and its consolidated subsidiaries as of December 31, 2009, and the related consolidated statements of operations, cash flows and stockholders’ equity and cash flows for the year then ended, including footnotes thereto (the “Purchaser Financial Statements”).  The Purchaser Financial Statements (i) were prepared in accordance with GAAP; (ii) fairly and accurately present the Purchaser’s financial condition and the results of its operations as of their respective dates and for the periods then ended, in all material respects; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Purchaser’s financial condition as of their dates, in all material respects; and (iv) contain and reflect adequate provisions for all reasonably anticipated liabilities for all material income, property, sales, payroll or other Taxes applicable to the Purchaser with respect to the periods then ended.  The Purchaser has heretofore delivered to the Company complete and accurate copies of all “management letters” received by it from the Purchaser’s accountants and all responses during the last three years by lawyers engaged by the Purchaser to inquiries from the Purchaser’s accountant or any predecessor accountants.

(b)           Except as specifically disclosed or as reflected in the Exchange Act Filings, reflected or fully reserved against in the Purchaser Financial Statements and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the date of the Purchaser Financial Statements, there are no liabilities, debts or obligations of any nature (whether accrued, absolute, contingent, liquidated or unliquidated, unasserted or otherwise) relating to the Purchaser.  All debts and liabilities, fixed or contingent, which should be included under GAAP on an accrual basis on the Purchaser Financial Statements are included therein.

5.11        Compliance with Laws.  The Purchaser is not in violation of, has not violated, and to the knowledge of Purchaser, is not under investigation with respect to nor have been threatened to be charged with or given notice of, any violation or alleged violation of, any Law or Order, nor is there any basis for any such charge.

5.12        Money Laundering Laws.  The operations of the Purchaser are and have been conducted at all times in compliance with Money Laundering Laws and no Action involving the Purchaser with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

5.13        Ownership of Purchaser Ordinary Shares .  Upon issuance and delivery of the Purchaser Ordinary Shares to the Seller pursuant to this Agreement against payment of the consideration therefor, the Purchaser Ordinary Shares will be duly authorized and validly issued, fully paid and nonassessable, free and clear of all Liens, other than (i) restrictions arising from applicable securities laws, and (ii) any Lien created by or through the Seller. The issuance and sale of the Purchaser Ordinary Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

ARTICLE VI

COVENANTS OF THE COMPANY AND THE SELLER PENDING CLOSING

The Company and the Seller covenant and agree that:

6.1          Conduct of the Business.  From the date hereof through the Closing Date, the Company shall conduct the Business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of Purchaser, and use its best efforts to preserve intact the Company’s business relationships with employees, suppliers, customers and other third parties.  Without limiting the generality of the foregoing, from the date hereof until the Closing Date, without Purchaser’s prior written consent, the Company shall not:

Appendix A

(a)           except in the ordinary course of business, amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract (including contracts described in clause (b) below), or any other right or asset;

(b)          except as contemplated by this Agreement, enter into any contract, agreement, lease, license or commitment, which (i) is with respect to real property, (ii) except in the ordinary course of business, extends for a term of one year or more or (iii) obligates the payment of more than $15,000 (individually or in the aggregate);

(c)           make any capital expenditures in excess of $15,000 (individually or in the aggregate);

(d)          sell, lease, license or otherwise dispose of any assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein and (ii) sales of inventory in the ordinary course consistent with past practice;

(e)           pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, or pay, declare or promise to pay any other payments to the Seller or any Affiliate of the Company;

(f)           authorize any salary increase of more than 10% for any employee making an annual salary of greater than $25,000 or in excess of $100,000 in the aggregate on an annual basis or change the bonus or profit sharing policies of the Company;

(g)          except for Indebtedness listed on Schedule 6.1(g) obtain or suffer to exist any Indebtedness;

(h)          suffer or incur any Lien on any asset except for Liens existing as of the date hereof as set forth on Schedule 3.15(b);

(i)           suffer any material damage, destruction or loss of property related to any assets that is not covered by insurance;

(j)            delay, accelerate or cancel any receivables or Indebtedness or write-off or make further reserves against the same, except in the ordinary course of business;

(k)           merge or consolidate with or acquire any other Person or be acquired by any other Person;

(l)            suffer any insurance policy protecting assets to lapse;

(m)          make any change in its accounting principles or methods or write down the value of any inventory or assets;

(n)          change the place of business of the Company;

(o)          extend any loans to any Person, other than travel or other expense advances to employees in the ordinary course of business;

(p)           issue, redeem or repurchase any shares of its capital stock;

Appendix A

(q)           effect or agree to any change in any practices or terms, including payment terms, with respect to customers or suppliers;

(r)            make or rescind any election related to Taxes, file any amended income Tax Return or make any changes in its methods of Tax accounting; or

(s)           agree to do any of the foregoing.

The Company will not (i) take or agree to take any action that might make any representation or warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

6.2          Access to Information.  From the date hereof until and including the Closing Date, the Company shall (a) continue to give Purchaser, its counsel and other representatives full access to the offices, properties and Books and Records of the Company, (b) furnish to Purchaser, its counsel and other representatives such information relating to the Business as such Persons may request and (c) cause the employees, counsel, accountants and representatives of the Company to cooperate with Purchaser in its investigation of the Business; provided that no investigation pursuant to this Section 6.2 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or the Seller hereunder or under the Additional Agreements.

6.3          Notices of Certain Events.  The Company shall promptly notify Purchaser of:

(i)           any notice or other communication from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any claims or causes of action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company to any such Person;

(ii)          any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement;

(iii)         any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting the Company or the Business or that relate to the consummation of the transactions contemplated by this Agreement; and

(iv)         the occurrence of any fact or circumstance which might make any representation made hereunder by the Company and/or the Seller false in any respect or result in the omission or the failure to state a material fact.

6.4          SEC Filings.

(a)           The Company and the Seller acknowledge that:

(i)           the Purchaser will be required to file annual reports on Form 20-F that may be required to contain information about the transactions contemplated by this Agreement; and

(ii)          the Purchaser will file reports on Form 6-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transaction.

Appendix A

(b)           In connection with any filing the Purchaser makes with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company and the Seller will, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, use their best efforts to (i) cooperate with the Purchaser, (ii) respond to questions about the Company or the Seller to be included in any filing or requested by the SEC, and (iii) provide any information requested by Purchaser or Purchaser’s representatives in connection with any filing with the SEC.

6.5          Financial Information.  The Seller and the Company will provide additional financial information requested by the Purchaser for inclusion in any filings to be made by the Purchaser with the SEC.  If requested by the Purchaser, such information must be reviewed or audited by the Company’s auditors.

6.6          Exclusivity.  So long as this Agreement has not been terminated in accordance with Article XIII hereof, neither the Company or the Seller, nor anyone acting on their behalf shall, directly or indirectly, (i) knowingly encourage, solicit, initiate or participate in discussions or negotiations with, or provide any information to or cooperate in any manner with any Person (an “Excluded Person”), other than the Purchaser or its Affiliates, or an officer, partner, employee or other representative of an Excluded Person, concerning the sale of all or any part of the Business or the capital stock or other securities of the Company, whether such transaction takes the form of a sale of stock or assets, merger, consolidation or otherwise or any joint venture or partnership, or (ii) otherwise solicit, initiate or knowingly encourage the submission of any proposal contemplating the sale of all or any part of the Business of the Company or the capital stock or other securities of the Company, whether such transaction takes the form of a sale of stock or assets, merger, consolidation or otherwise or any joint venture or partnership or (iii) consummate any such transaction or accept any offer or agree to engage in any such transaction.  The Company and the Seller shall promptly communicate to the Purchaser the terms of any proposal, contract or sale which it or they may receive in respect of any of the foregoing.  The Company and the Seller will include the identity of the person making such proposal or offer, copies (if written) or a written description of the material terms (if oral) thereof and any other such material information with respect thereto as the Purchaser may reasonably request.

6.7          Certification of Accounts.  The Company and the Seller acknowledge and agree that the Purchaser may hire a third party accounting firm to certify certain information contained in the Company’s financial statements and the Company and the Seller agree to assist the Purchaser and such accounting firm by providing access, upon reasonable notice and during normal business hours, to the information required by such Purchaser and or accounting firm; provided, however, the Purchaser pays any fees and expenses in connection therewith.

ARTICLE VII

COVENANTS OF THE COMPANY AND THE SELLER

The Company and the Seller, severally and jointly, covenant and agree that:

7.1          Confidentiality.  Except as otherwise required by law, the Seller and the Company and their respective Affiliates, and Key Personnel shall not, without the prior written consent of Purchaser, or a person authorized thereby, disclose to any other Person or use (whether for its own account or the account of any other party) any confidential information or proprietary work product of Purchaser, the Company or any client of the Purchaser or the Company.  In the event the Company or the Seller believes that it is required to disclose any such confidential information pursuant to applicable Laws, the Company or the Seller shall, if possible under the circumstances, give timely written notice to Purchaser so that Purchaser may have an opportunity to obtain a protective order or other appropriate relief.  The Company and the Seller shall cooperate fully in any such action by Purchaser. “Key Personnel” shall mean Mr. Mok Chi Hung and Mr. Wong Hon Meng.

Appendix A

7.2          Non-Competition.  During the period beginning on the Closing Date and ending on the ten year anniversary of the Closing Date, neither the Seller nor any of its Affiliates shall directly or indirectly, in his, her and its own capacity or through one or more Affiliates, whether as owner, consultant, executive, partner, member, manager, officer, director, venturer, or agent, or through stock ownership, investment of capital, lending of money or property, or rendering of services, or otherwise, engage in the Business; provided, that the Seller may own not more than 5% of the outstanding shares of a company engaged in such Business if such shares are listed on a national securities exchange.

7.3          Reporting and Compliance With Law.  From the date hereof through the Closing Date, the Company shall duly and timely file all Tax Returns required to be filed with Authorities, pay any and all Taxes required by any Authority and duly observe and conform, in all material respects, to all applicable Laws and Orders.

7.4          Injunctive Relief.  If the Seller breaches, or threatens to commit a breach of, any of the covenants set forth in Sections 7.1, 7.2, 7.3 or Section 14.6 (the “Restrictive Covenants”), Purchaser shall have the following rights and remedies, which shall be in addition to, and not in lieu of, any other rights and remedies available to Purchaser by agreement (including those set forth in Section 11.1 hereof), under law or in equity:

(a)           The right and remedy to have the Restrictive Covenants specifically enforced by any court having equity jurisdiction, all without the need to post a bond or any other security or to prove any amount of actual damage or that money damages would not provide an adequate remedy, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to Purchaser and that monetary damages will not provide adequate remedy to Purchaser; and

(b)           The right and remedy to require the Seller (i) to account for and pay over to Purchaser all compensation, profits, monies, accruals, increments or other benefits derived or received by the Seller, the Company or any associated party as the result of any such breach; and (ii) to indemnify Purchaser against any other losses, damages (including special and consequential damages), costs and expenses, including actual attorneys fees and court costs, which may be incurred by it and which result from or arise out of any such breach or threatened breach.

7.5          Employment Agreements.  The Purchaser and the Seller shall enter into employment agreements (the “Employment Agreements”), substantially in the form attached hereto as Exhibit C, which shall include non-compete and non-solicitation provisions and a “claw-back” provision with respect to the reduction and/or cancellation of Incentive Shares.  The Company and the Seller shall use their best efforts to cause other members of the Company’s senior management and Key Personnel to enter into substantially similar arrangements with the Purchaser.  In addition, following the Closing, the Purchaser shall have the right to restructure the management and organizational structure of the Company.

7.6          Transactions with Affiliates. The Company and the Seller shall not enter into any Affiliate Transactions; provided, however, the Company and the Seller may provide gaming chips to the Company’s “VIP” rooms.

7.7          Audited Financial Statements.  The Company shall provide to the Purchaser the Audited Financial Statements which shall be satisfactory to the Purchaser in all respects.

Appendix A

ARTICLE VIII

COVENANTS OF ALL PARTIES HERETO

The parties hereto, as applicable, covenant and agree that:

8.1          Best Efforts; Further Assurances.  Subject to the terms and conditions of this Agreement, each party shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and in the case of the Company and the Seller as reasonably requested by Purchaser, to consummate and implement expeditiously the transactions contemplated by this Agreement.  The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

8.2          Confidentiality.  Any information (except publicly available or freely usable material obtained from another source) respecting any party or its Affiliates will be kept in strict confidence by all other parties to this Agreement and their agents.  Except as required by Law, neither the Company, the Seller, nor any of their respective Affiliates, directors, officers, employees or agents will disclose the terms of the transactions contemplated hereunder at any time, currently, or on or after the Closing, regardless of whether the Closing takes place, except as necessary to their attorneys, accountants and professional advisors, in which instance such persons and any employees or agents of the Company shall be advised of the confidential nature of the terms of the transaction and shall themselves be required by the Company to keep such information confidential.  Except as required by Law, each party shall retain all information obtained from the other and their lawyers on a confidential basis except such information may be discussed as necessary to their attorneys, accountants and professional advisors, in which instance such persons and any employees or agents of such party shall be advised of the confidential nature of the terms of the transaction and shall themselves be required by such party to keep such information confidential.

8.3          Best Efforts to Obtain Consents.  The Company hereby agrees to use its best efforts to obtain each respective Company Consent as promptly as practicable hereafter.

8.4          Registration.

(a)           Demand Registration.  Within six (6) months of the Closing Date, the Company shall file a registration statement relating to the resale of the Registrable Securities (as defined below) and use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as reasonably practicable after the filing of such registration statement.

(b)           Piggy-Back Registration.  (i) If at any time prior to the three year and six-month anniversary of the Closing Date, the Purchaser proposes to register any of its securities under the Securities Act for its own account or for the account of any security holder other than the Seller, other than pursuant to a registration statement on Form S-4, F-4 or S-8 or any successor forms thereto, the Purchaser will give written notice to the Seller of its intention to effect such a registration not later than ten (10) days prior to the anticipated filing date (a “Piggyback Registration”).  Subject to the provisions contained in this Section 8.4, the Purchaser will include in such Piggyback Registration all issued and outstanding Purchaser Ordinary Shares issued pursuant to this Agreement (“Registrable Securities”) with respect to which the Purchaser has received written requests for inclusion therein within ten (10) Business Days after the receipt by the Seller of the Purchaser’s notice. The Seller shall be permitted to withdraw all or any part of the Registrable Securities from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration.  If a Piggyback Registration is an underwritten offering, all Persons whose securities are included in the Piggyback Registration shall be obligated to sell their securities on the terms and conditions of the underwriting.

Appendix A

(i)           If a Piggyback Registration is an underwritten registration, and the managing underwriters advise the Purchaser in writing that in their opinion the total number or dollar amount of securities requested to be included in such registration exceeds the number or dollar amount of securities which can be sold in such offering, and such offering was demanded by persons other than the Seller, the Purchaser will include in such registration in the following priority: (1) first, securities of the Purchaser sold for the account of any third-party holders if the registration was initiated by such holders pursuant to contractual demand registration rights, (2) second, pro-rata among the holders of any other securities according to the number of shares requested to be registered by such other holders and the Seller, (3) Purchaser Ordinary Shares sold for the account of the Purchaser, and (4) pro-rata among any other holders of Purchaser Ordinary Shares.

(ii)          If a Piggyback Registration is an underwritten registration, and the managing underwriters advise the Purchaser in writing that in their opinion the total number or dollar amount of securities requested to be included in such registration exceeds the number or dollar amount of securities which can be sold in such offering, and the Purchaser initiated the registration for the purpose of selling Purchaser Ordinary Shares for its own account, the Purchaser will include in such registration in the following priority: (1) first, Purchaser Ordinary Shares sold for the account of the Purchaser; and (2) second, pro-rata among any other holders of any other securities exercising contractual registration rights and the Seller according to the number of shares requested to be registered by such other holders and the Seller.

8.5          Procedures on Registration.  If and whenever the Purchaser is required by the provisions hereof to effect the registration of any Registrable Securities under the Securities Act, the Purchaser will:

(a)           furnish to the Seller such number of copies of the registration statement and the prospectus included therein as the Seller reasonably may request to facilitate the public sale or disposition of the Registrable Securities covered by such registration statement;

(b)           use its commercially reasonable efforts to register or qualify the Seller’s Registrable Securities covered by such registration statement under the securities or “blue sky” laws of such jurisdictions within the United States as the Seller may reasonably request, provided, however, that the Purchaser shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

(c)           list the Registrable Securities covered by such registration statement with any securities exchange on which the Ordinary Shares of the Purchaser are then listed;

(d)           promptly notify the Seller at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event of which the Purchaser has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

(e)           notify the Seller of the effectiveness of each registration statement filed.

Appendix A

8.6          Minimum Working Capital Requirement.  At no time shall the minimum working capital maintained by the Company at the cage be less than US$18,000,000 (“Minimum Working Capital Requirement”).  In the event the amount of working capital maintained by the Company at the cage falls below the Minimum Working Capital Requirement, the Purchaser shall promptly deposit the necessary amount to maintain the Minimum Working Capital Requirement.

8.7          Exclusivity.  So long as this Agreement has not been terminated in accordance with Article XIII hereof, none of the Company, the Seller or the Purchaser, nor anyone acting on their behalf shall, directly or indirectly, (i) knowingly encourage, solicit, initiate or participate in discussions or negotiations with, or provide any information to or cooperate in any manner with any Person (an “Excluded Person”), other than the other parties to this Agreement or their Affiliates, or an officer, partner, employee or other representative of an Excluded Person, concerning the sale of all or any part of the Business or the capital stock or other securities of the Company, whether such transaction takes the form of a sale of stock or assets, merger, consolidation or otherwise or any joint venture or partnership, or (ii) otherwise solicit, initiate or knowingly encourage the submission of any proposal contemplating the sale of all or any part of the Business of the Company or the capital stock or other securities of the Company other than as contemplated by this Agreement, whether such transaction takes the form of a sale of stock or assets, merger, consolidation or otherwise or any joint venture or partnership or (iii) consummate any such transaction or accept any offer or agree to engage in any such transaction.  The Company and the Seller shall promptly communicate to the Purchaser and the Purchaser shall promptly communicate to the Company and the Seller the terms of any proposal, contract or sale which it or they may receive in respect of any transaction similar to, or having the same effect as, the Transaction.  Any such communication will include the identity of the person making such proposal or offer, copies (if written) or a written description of the material terms (if oral) thereof and any other such material information with respect thereto as other parties may reasonably request.

ARTICLE IX

CONDITIONS TO CLOSING

9.1          Condition to the Obligations of the Purchaser, the Seller and the Company. The obligations of the Purchaser, the Seller and the Company to consummate the Closing are subject to the satisfaction of all the following conditions:

(a)           No provision of any applicable Law or Order shall prohibit or impose any condition on the consummation of the Closing or limit in any material way Purchaser’s right to control or operate the Company or any material portion of the Business.

(b)           There shall not be pending or threatened any proceeding by a third-party to enjoin or otherwise restrict the consummation of the Closing.

(c)           Purchaser’s shareholders shall have approved the transactions contemplated by this Agreement.

9.2          Conditions to Obligations of the Purchaser. In addition to the terms and provisions of Section 2.3, the obligation of the Purchaser to consummate the Closing is subject to the satisfaction, or the waiver at the Purchaser’s sole and absolute discretion, of all the following further conditions:

Appendix A

(a)          (i) Each of the Company and the Seller shall have duly performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Closing Date, (ii) the representations and warranties of the Company and the Seller contained in this Agreement, the Additional Agreements and in any certificate or other writing delivered by the Company or the Seller pursuant hereto, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct at and as of the Closing Date, as if made at and as of such date with only such exceptions as could not in the aggregate reasonably be expected to have a Material Adverse Effect, (iii) there shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Change or a Material Adverse Effect, regardless of whether it involved a known risk, and (iv) the Purchaser shall have received a certificate signed by the President and Secretary of the Company to the effect set forth in clauses (i), (ii) and (iii) of this Section 9.2(a).

(b)         Purchaser shall have received (i) a certified copy of the organizational documents of the Company, (ii) copies of resolutions duly adopted by the Board of Directors of the Company, authorizing this Agreement and the Additional Agreements (if necessary) and the transactions contemplated hereby and thereby, (iii) a certificate of a Director of the Company certifying each of the foregoing and as to signatures of the officer(s) authorized to execute this Agreement and any certificate or document to be delivered pursuant hereto, together with evidence of the incumbency of such Secretary, and (iv) a recent good standing certificate regarding the Company from the applicable regulatory authority in its jurisdiction of formation and each other jurisdiction in which the Company is qualified to do business.

(c)          Purchaser shall have received a copy of all material Company Consents (including any required consents of the landlords under the Leases), in form and substance reasonably satisfactory to Purchaser, and no such material Company Consent shall have been revoked.

(d)         The Company shall have delivered to Purchaser documents satisfactory to Purchaser to evidence the release of all Liens on any portion of the assets of the Company and the filing of appropriate termination statements.

(e)          The Purchaser shall have received updated Schedules to this Agreement as of a date within three days of the Closing Date.

(f)          Purchaser’s shareholders approve the transactions contemplated by this Agreement by November 25, 2010.

(g)         Purchaser will have received an opinion of counsel to the Company and the Seller substantially in the form of Exhibit D hereto.

(h)         The Additional Agreements shall be in full force and effect or become effective on the Closing Date.

(i)           Each of the persons listed on Schedule 9.2(i) will have entered into a five-year Employment Agreement with the Company.

(j)           All Affiliate Transactions shall have been terminated.

(k)          All convertible debt or equity securities of the Company shall have been converted, exercised, cancelled or terminated prior to the Closing Date.

Appendix A

(l)           All employees of the Company shall have entered into standard confidentiality and non-disclosure agreements with the Company, containing, among other things, that such employee’s employment is on an at-will basis.

(m)         The Purchaser shall have received the Audited Financial Statements which shall be satisfactory to it in all respects.

9.3          Conditions to Obligations of the Company and the Seller.  In addition to the terms and provisions of Section 2.3, the obligation of the Company and the Seller to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s and the Seller’s discretion, of all the following further conditions:

(a)           (i) The Purchaser shall have performed in all material respects all of its respective obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Purchaser contained in this Agreement, the Additional Agreements and in any certificate or other writing delivered by the Purchaser pursuant hereto, disregarding all qualifications and expectations contained therein relating to materiality, shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date, and (iii) the Seller and the Company shall have received a certificate signed by an authorized officer of the Purchaser to the effect set forth in clauses (i) and (ii) of this Section 9.3(a).

(b)           The Company and the Seller shall have received (i) a copy of the organizational documents of the Purchaser, (ii) copies of resolutions duly adopted by the Board of Directors of the Purchaser authorizing this Agreement and the Additional Agreements (if necessary) and the transaction contemplated hereby and thereby, (iii) a certificate of the Secretary or Assistant Secretary of the Purchaser certifying each of the foregoing and as to signatures of the officer(s) authorized to execute this Agreement and any certificate or document to be delivered pursuant hereto, together with evidence of the incumbency of such Secretary or Assistant Secretary, and (iv) a recent good standing certificate regarding the Purchaser from its respective jurisdiction of organization and each other jurisdiction in which the Purchaser is qualified to do business.

ARTICLE X

RELIANCE ON REPRESENTATIONS AND WARRANTIES

10.1        Reliance on Representations and Warranties of the Company and the Seller.  Notwithstanding any right of the Purchaser to fully investigate the affairs of the Company and notwithstanding any knowledge of facts determined or determinable by the Purchaser pursuant to such investigation or right of investigation, the Purchaser shall have the right to rely fully upon the representations, warranties, covenants and agreements of the Company and the Seller contained in this Agreement.

10.2        Reliance on Representations and Warranties of the Purchaser. Notwithstanding any right of the Company or the Seller to investigate the affairs of the Purchaser and notwithstanding any knowledge of facts determined or determinable by the Company or the Seller pursuant to such investigation or right of investigation, the Company and the Seller shall have the right to rely fully upon the representations, warranties, covenants and agreements of the Purchaser contained in this Agreement.

Appendix A

ARTICLE XI

INDEMNIFICATION

11.1        Indemnification of Purchaser.  The Seller and the Company hereby jointly and severally agree to indemnify and hold harmless the Purchaser and its Affiliates and each of their respective directors, officers, employees, shareholders, attorneys and agents and permitted assignees (collectively, the “Purchaser Indemnitees,” provided, however, the term “Purchaser Indemnitees” shall not include the Seller regardless of his capacity), against and in respect of any and all loss, payment, demand, penalty, liability, judgment, damage, diminution in value, claim or out-of-pocket costs and expenses (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by any Purchaser Indemnitee as a result of (i) any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of the Company or the Seller contained herein or in the Additional Agreements (but not the Employment Agreements) or any certificate or other writing delivered pursuant hereto, or (ii) the failure to pay any claims by any third parties (including breach of contract claims, violations of warranties, trademark infringement, privacy violations, torts or consumer complaints) with respect to the business of the Company for any period prior to the Closing Date; provided, that Losses in connection with Section 11.1(ii), shall be deemed to include any amounts payable after the Closing pursuant to or otherwise in connection with any of the foregoing matters.

11.2        Indemnification of Seller.  The Purchaser hereby agrees to indemnify and hold harmless the Seller and his respective Affiliates, and each of their respective directors, officers, employees, shareholders, attorneys, agents and permitted assignees (the “Company Indemnitees”) against and in respect of any Losses incurred or sustained by the Company Indemnitees after the Closing as a result of (i) any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of the Purchaser contained herein or any certificate or other writing delivered pursuant hereto, and (ii) actions or inactions of the Purchaser with regard to the Business occurring after the Closing.

11.3        Procedure.  The following shall apply with respect to all claims by either a Purchaser Indemnitee or a Company Indemnitee (together, “Indemnified Party”) for indemnification:

(a)           An Indemnified Party shall give the party required to provide indemnification pursuant to Section 11.1 or 11.2 (each an “Indemnifying Party”), prompt written notice (an “Indemnification Notice”) of any third-party claim, investigation, action, suit, hearing or proceeding with respect to which such Indemnified Party seeks indemnification pursuant to Section 11.1 or 11.2 (a “Third Party Claim”), which shall describe in reasonable detail the loss, liability or damage that has been or may be suffered by the Indemnified Party.  The failure to give the Indemnification Notice shall not impair any of the rights or benefits of such Indemnified Party under Section 11.1 or 11.2, except to the extent such failure materially and adversely affects the ability of the Indemnifying Parties to defend such claim or to the limited extent the failure to give such notice increases the amount of such liability.

(b)           In the case of any Third Party Claims as to which indemnification is sought by any Indemnified Party, such Indemnified Party shall be entitled, at the sole expense and liability of the Indemnifying Party, to exercise full control of the defense, compromise or settlement of any Third Party Claim unless the Indemnifying Party, within a reasonable time after the giving of an Indemnification Notice by the Indemnified Party (but in any event within 10 days thereafter), shall (i) deliver a written confirmation to such Indemnified Party that the indemnification provisions of Section 11.1 or 11.2 are applicable to such claim, investigation, action, suit, hearing or proceeding and the Indemnifying Parties will indemnify such Indemnified Party in respect of such claim, investigation, action or proceeding pursuant to the terms of Section 11.1 or 11.2 and, notwithstanding anything to the contrary, shall do so without asserting any challenge, defense, limitation on the Indemnifying Parties liability for Losses, counterclaim or offset, (ii) notify such Indemnified Party in writing that the Indemnifying Parties are assuming the defense thereof, and (iii) retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Third Party Claim.

Appendix A

(c)           If the Indemnifying Party assumes the defense of any such Third Party Claim then the Indemnified Party shall cooperate with the Indemnifying Party in any manner reasonably requested in connection with the defense, compromise or settlement thereof.  If the Indemnifying Parties so assume the defense of any such Third Party Claim the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of such Indemnified Party unless (i) the Indemnifying Parties have agreed to pay such fees and expenses, or (ii) the named parties to any such Third Party Claim (including any impleaded parties) include an Indemnified Party and an Indemnifying Party and such Indemnified Party shall have been advised by its counsel that there may be a conflict of interest between such Indemnified Party and the Indemnifying Parties in the conduct of the defense thereof, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Parties.

(d)           If the Indemnifying Party elects to direct the defense of any Third Party Claim, the Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Indemnifying Parties withdraw from or fail to vigorously prosecute the defense of such asserted liability, or unless a judgment is entered against the Indemnified Party for such liability.  If the Indemnifying Parties do not elect to defend, or if, after commencing or undertaking any such defense, the Indemnifying Parties fail to prosecute vigorously or withdraw such defense, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Parties’ expense.  Notwithstanding anything to the contrary, the Indemnifying Parties shall not be entitled to control, but may participate in, and the Indemnified Party (at the expense of the Indemnifying Parties) shall be entitled to have sole control over, the defense or settlement of (x) that part of any Third Party Claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, or (ii) to the extent such Third Party Claim involves criminal allegations against the Indemnified Party or (y) the entire Third Party Claim if such Third Party Claim could impose liability on the part of the Indemnified Party in an amount which is greater than the amount as to which the Indemnified Party is entitled to indemnification under this Agreement.  In the event the Indemnified Party retains control of the Third Party Claim, the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.

(e)           If the Indemnified Party assumes the defense of any such Third Party Claim pursuant to Section 11.1 or 11.2 and proposes to settle the same prior to a final judgment thereon or to forgo appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Parties prompt written notice thereof and the Indemnifying Parties shall have the right to participate in the settlement, assume or reassume the defense thereof or prosecute such appeal, in each case at the Indemnifying Parties’ expense.  The Indemnifying Parties shall not, without the prior written consent of such Indemnified Party, settle or compromise or consent to entry of any judgment with respect to any such Third Party Claim (i) in which any relief other than the payment of money damages is or may be sought against such Indemnified Party or (ii) which does not include as an unconditional term thereof the giving by the claimant, person conducting such investigation or initiating such hearing, plaintiff or petitioner to such Indemnified Party a release from all liability with respect to such Third Party Claim and all other claims or causes of action (known or unknown) arising or which might arise out of the same facts.

Appendix A

11.4        Periodic Payments.  Any indemnification required by Section 11.1 or 11.2 for costs, disbursements or expenses of any Indemnified Party in connection with investigating, preparing to defend or defending any claim, action, suit, hearing, proceeding or investigation shall be made by periodic payments by the Indemnifying Parties to each Indemnified Party during the course of the investigation or defense, as and when bills are received or costs, disbursements or expenses are incurred.

11.5        Insurance.  Any indemnification payments hereunder shall only be reduced by any insurance proceeds or other third party reimbursement actually received by the Company.

11.6        Survival of Indemnification Rights.  The representations and warranties of the Company, the Seller and the Purchaser shall survive until the 24 month anniversary of the Closing Date.  The indemnification to which any Indemnified Party is entitled from the Indemnifying Parties pursuant to Section 11.1 or 11.2 for Losses shall be effective so long as it is asserted prior to the 24 month anniversary of the Closing Date in the case of all representations and warranties of the Seller and Purchaser hereunder.

ARTICLE XII

DISPUTE RESOLUTION

12.1        Arbitration.

(a)           In the event a dispute arises relating to this Agreement, the parties agree to meet to resolve their disputes in good faith.  Any party may seek injunctive relief, without the need to post a bond, pending the completion of arbitration under this Agreement for any breach or threatened breach of any covenant contained herein.

(b)           If after good faith negotiations the dispute is not resolved, the parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement, or any Additional Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement or any Additional Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator that is familiar with the Business and not an Affiliate of any party to this Agreement (“Arbitrator”).  The parties agree that binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement or any Additional Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement or any Additional Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(c)           In any arbitration hereunder, this Agreement and any agreement contemplated hereby shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision.  The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected.  The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d)          The arbitration shall be held in Hong Kong.

(e)          On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 12.1(d).

Appendix A

(f)           The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(g)          The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award or to obtain relief as provided in Section 12.1, as applicable (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs for the reasons set forth in such decision.  The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(h)           Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction.  The parties expressly consent to the exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the Arbitration.  The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder.  None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i)           The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement or any agreement contemplated hereby, unless resulting from the willful misconduct of the person indemnified.

(j)           This arbitration clause shall survive the termination of this Agreement and any agreement contemplated hereby.

12.2       Waiver of Jury Trial; Exemplary Damages.  ALL PARTIES HEREBY WAIVE THEIR RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.  No party shall be awarded punitive or other exemplary damages respecting any dispute arising under this Agreement or any Additional Agreement.

12.3       Attorneys’ Fees.  The unsuccessful party to any court or other proceeding arising out of this Agreement that is not resolved by arbitration under Section 12.1 shall pay to the prevailing party all actual attorneys’ fees and costs actually incurred by the prevailing party, in addition to any other relief to which it may be entitled.  As used in this Section 12.3 and elsewhere in this Agreement, “actual attorneys’ fees” means the full and actual cost of any legal services actually performed in connection with the matter for which such fees are sought, calculated on the basis on the usual fees charged by the attorneys performing such services, and shall not be limited to “reasonable attorneys’ fees” as that term may be defined in statutory or decisional law.

Appendix A

ARTICLE XIII

TERMINATION

13.1        Termination Without Default.  In the event that the Closing of the transactions contemplated hereunder has not occurred by December 31, 2010 (the “Outside Closing Date”) and no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 13.2 hereof), the Purchaser, on the one hand, or the Company and the Seller, on the other hand, shall have the right, at its or their sole option, to terminate this Agreement without liability to the other side.  Such right may be exercised by the Purchaser, on the one hand, or the Company and the Seller, on the other, as the case may be, giving written notice to the other at any time after the Outside Closing Date.

13.2        Termination Upon Default.

(a)           The Purchaser may terminate this Agreement by giving notice to the Company and the Seller on or prior to the Closing Date, without prejudice to any rights or obligations Purchaser may have, if the Company or the Seller shall have materially breached any representation or warranty or breached any agreement or covenant contained herein or in any Additional Agreement to be performed prior to Closing and such breach shall not be cured within the earlier of the Outside Closing Date and five (5) days following receipt by the Company or the Seller of a notice describing in reasonable detail the nature of such breach.

(b)           The Company and the Seller may terminate this Agreement by giving prior written notice to Purchaser on or prior to the Closing, without prejudice to any rights or obligations the Company or the Seller may have, if the Purchaser shall have materially breached any of its covenants, agreements, representations, and warranties contained herein to be performed prior to Closing and such breach shall not be cured within the earlier of the Outside Closing Date and five (5) days following receipt by Purchaser of a notice describing in reasonable detail the nature of such breach.

13.3        Survival.  The provisions of Article XI and Article XII and Sections 8.2 and 14.6 shall survive any termination hereof pursuant to this Article XIII.

ARTICLE XIV

MISCELLANEOUS

14.1        Notices.  All notices, requests, demands and other communications to any party hereunder shall be in writing and shall be given to such party at its address or telecopier number set forth below, or such other address or telecopier number as such party may hereinafter specify by notice to each other party hereto:

 if to Purchaser, to:

Asia Entertainment & Resources Ltd.
Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong
Attn:  Raymond Li
Telecopy:  852-21109420

Appendix A

 with a copy to:

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention:  Mitchell S. Nussbaum, Esq.
Telecopy: 212-407-4990

 if to the Company or the Seller:

King’s Gaming Promotion Limited
Rua de Chiu Chau, No. 53
Edificio Wui Keng Garden, Torre 1, 14 Andar B
Taipa, Macau
Attention: Mok Chi Hung
Telecopy: 853-28828363

Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the appropriate answer back is received or, (ii) if given by certified mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, properly addressed or, (iii) if given by any other means, when delivered at the address specified herein.

14.2         Amendments; No Waivers.

(a)           Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)           No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

14.3         Ambiguities.  The parties acknowledge that each party and its counsel has materially participated in the drafting of this Agreement and consequently the rule of contract interpretation that, and ambiguities if any in, the writing be construed against the drafter, shall not apply.

14.4         Publicity.  Except as required by law, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto.

14.5         Expenses.  Except as specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense.

Appendix A

14.6        Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that (i) neither the Company nor the Seller may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Purchaser; and (ii) in the event the Purchaser assigns its rights and obligations under this Agreement to an Affiliate, the Purchaser shall continue to remain liable for its obligations hereunder.  Except as specifically set forth in clause (ii) above, the Purchaser may not assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the Company.

14.7        Governing Law; Jurisdiction.  This Agreement has been entered into in the State of New York.  This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.  The parties hereto hereby irrevocably consent to the exclusive jurisdiction of the state or federal courts sitting in the City of New York, State of New York in connection with any controversy or claim arising out of or relating to this Agreement, or the negotiation or breach thereof, and hereby waive any claim or defense that such forum is inconvenient or otherwise improper.  Each party hereby agrees that any such court shall have in personam jurisdiction over it and consents to service of process in any manner authorized by New York law.

14.8        Counterparts; Effectiveness.  This Agreement may be signed by facsimile signatures and in any number of counterparts, each of which shall be an original and all of which shall be deemed to be one and the same instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument.

14.9        Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, among the parties with respect to the subject matter of this Agreement.  No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto.  Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder other than Indemnified Parties as set forth in Section 11.1 and 11.2 hereof, which shall be third party beneficiaries hereof.

14.10      Severability. If any one or more provisions of this Agreement shall, for any reasons, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

14.11      Withholding Rights.  Purchaser shall be entitled to deduct and withhold from the number of Purchaser Ordinary Shares otherwise deliverable under this Agreement, such amounts as Purchaser reasonably determines are required to be deducted and withheld with respect to such delivery and payment under the Code or any provision of state, local, provincial or foreign tax law.  To the extent that any amounts are so withheld, such withheld amounts shall be treated for all purposes as having been delivered and paid to the Person otherwise entitled to the Purchaser Ordinary Shares in respect of which such deduction and withholding was made by Purchaser. Notwithstanding the foregoing, Purchaser, at its option, may require any such amounts required to be deducted and withheld to be reimbursed in cash to Purchaser prior to the issuance of the Purchaser Ordinary Shares.

14.12      Captions.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

14.13      Exchange Rate.  Any exchange rate calculations required to be made pursuant to this Agreement and the Additional Agreements shall be at the rate of 1 U.S. dollar = 7.8 HK dollars.

Appendix A

14.14      Construction.  References in this Agreement to “Articles,” “Sections,” “Schedules” and “Exhibits” shall be to the Articles, Sections, Schedules and Exhibits of this Agreement, unless otherwise specifically provided; all Schedules to this Agreement are incorporated herein by reference; any use in this Agreement of the singular or plural, or the masculine, feminine or neuter gender, shall be deemed to include the others, unless the context otherwise requires; the words “herein”, “hereof” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; the word “including” when used in this Agreement shall mean “including without limitation”; and except as otherwise specified in this Agreement, all references in this Agreement (a) to any agreement, document, certificate or other written instrument shall be a reference to such agreement, document, certificate or instrument, in each case together with all exhibits, schedules, attachments and appendices thereto, and as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof; and (b) to any law, statute or regulation shall be deemed references to such law, statute or regulation as the same may be supplemented, amended, consolidated, superseded or modified from time to time.

[The balance of this page is intentionally left blank]

Appendix A

IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be duly executed by their respective authorized officers and the Seller has executed this Agreement as of the day and year first above written.

ASIA ENTERTAINMENT & RESOURCES LTD.

By:
Name: Leong Siak Hung
Title: Chief Executive Officer

KING'S GAMING PROMOTION LIMITED

By:
Name: Mok Chi Hung
Title: Chairman

SELLERS:

Mok Chi Hung

Wong Hon Meng

[SPA signature page]

PROFIT INTEREST PURCHASE AGREEMENT

dated

November 10, 2010

by and among

Asia Entertainment & Resources Ltd., a Cayman Islands company,

as the Purchaser,

King’s Gaming Promotion Limited, a Macau company,

as the Company,

and

Mok Chi Hung and Wong Hon Meng,

as the Seller

Appendix A

APPENDIX B

WRITTEN CONSENT
OF
THE BOARD OF DIRECTORS
OF
ASIA ENTERTAINMENT & RESOURCES LTD.

November 4, 2010

The undersigned, being all of the members of the board of directors of Asia Entertainment & Resources Ltd., a Cayman Islands corporation (the “Company”), by execution of this Written Consent, do hereby take the following actions and adopt the following resolutions authorized thereby:

Acquisition of King’s Gaming Promotion Limited

RESOLVED, that the acquisition by the Company of all of the profit interest of King’s Gaming Promotion Limited, a corporation organized under the laws of Macau (“King’s Gaming”), resulting in the Company acquiring all rights, title, interest and benefits in and to 100% of the profit interest of King’s Gaming, and the transactions contemplated by the Profit Interest Purchase Agreement (the “Purchase Agreement”) dated on or about November 10, 2010, as amended from time to time, by and among the Company, King’s Gaming, Mr. Mok Chi Hung and Mr. Wong Hon Meng, in substantially the form attached hereto as Exhibit A, and each of the transactions contemplated thereby (the “Acquisition”), be, and the same hereby are, approved, confirmed and adopted in all respects; and it is further

RESOLVED, that any officer of the Company be, and such officer hereby is, authorized to execute, deliver and perform the Purchase Agreement, together with such changes, additions and modifications therein, if any, as such officer shall approve, the execution and delivery by such officer to be conclusive evidence of such approval, and any such other agreements, documents and instruments, and to carry out such acts, as such officer may deem necessary and appropriate to effectuate the transactions contemplated by the Purchase Agreement; and it is further

RESOLVED, that it be recommended to the shareholders of the Company to vote in favor of the Acquisition, and the transactions contemplated by the Purchase Agreement.

Shareholder Consent and Information Statement

RESOLVED, that the Company shall obtain the consent of a majority of its shareholders of record as of the close of business on November 8, 2010, and prepare and distribute to its shareholders an Information Statement describing the material terms of the Purchase Agreement and the Acquisition; and it is further

Appendix B

1

RESOLVED, that the proper officers of the Company be, and each hereby is, authorized and directed to make such filings with the Securities and Exchange Commission as may be required by the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

Profit Interest Agreement

RESOLVED, that the Profit Interest Agreement, in substantially the form attached to the Purchase Agreement as Exhibit A (the “Profit Interest Agreement”), to be entered into by and between King’s Gaming and Billion Boom International Ltd. (“Billion Boom”), a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of the Company, and each of the transactions contemplated thereby, be, and the same hereby is, approved, confirmed and adopted in all respects; and it is further

RESOLVED, that any officer of the Company or Billion Boom be, and such officer hereby is, authorized to execute, deliver and perform the Profit Interest Agreement, together with such changes, additions and modifications therein, if any, as such officer shall approve, the execution and delivery by such officer to be conclusive evidence of such approval, and any such other agreements, documents and instruments, and to carry out such acts, as such officer may deem necessary and appropriate to effectuate the transactions contemplated by the Profit Interest Agreement.

Employment Agreements

RESOLVED, that the Employment Agreements, in substantially the form attached to the Purchase Agreement as Exhibit C (the “Employment Agreements”), to be entered into by and between the Company and certain key personnel of King’s Gaming as set forth in the Purchase Agreement, and each of the transactions contemplated thereby, be, and the same hereby are, approved, confirmed and adopted in all respects; and it is further

RESOLVED, that any officer of the Company be, and such officer hereby is, authorized to execute, deliver and perform the Employment Agreements, together with such changes, additions and modifications therein, if any, as such officer shall approve, the execution and delivery by such officer to be conclusive evidence of such approval, and any such other agreements, documents and instruments, and to carry out such acts, as such officer may deem necessary and appropriate to effectuate the transactions contemplated by the Employment Agreements.

Omnibus Authority

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, for and in the name and on behalf of the Company, to execute any necessary documents and take any and all steps necessary or appropriate in order to effectuate the purposes of each and all of the foregoing resolutions; and it is further

Appendix B

2

RESOLVED, that each officer of the Company be, and each hereby is, authorized, empowered and directed, for and in the name and on behalf of the Company, to take all such further actions and to execute, deliver, certify and file all such further instruments and documents, including any and all filings as may be required to be filed with the Securities and Exchange Commission, and take any and all steps as are deemed necessary or appropriate by such officer of the Company, each in his or her sole discretion, and to pay all attendant costs and expenses as such officer shall approve as necessary or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions and the transactions contemplated thereby, the taking of such actions and the execution and delivery, certification and filing of such documents to be conclusive evidence of such approval; and it is further

RESOLVED, that all actions previously taken by the officers of the Company in accordance with the resolutions contained in this Written Consent are hereby ratified, approved and confirmed in all respects; and it is further

RESOLVED, that this Written Consent may be executed in two or more counterpart copies which, when signed by all of the directors of the Company, shall be effective and taken together shall constitute one and the same instrument.

The undersigned have executed this Written Consent as of the date first above written, and have directed that this Written Consent be filed with the minutes of the proceedings of the directors and shareholders of the Company.

[SIGNATURES FOLLOW]

Appendix B

3

IN WITNESS WHEREOF, the undersigned directors of the Company have executed this Written Consent as of the date first written above.

Lam Man Pou	Leong Siak Hung

Li Chun Ming, Raymond	Vong Hon Kun

James R. Preissler	Yeung Lun, Allan

Chui Vai Hou, George	Joao Manuel Santos Ferreira

Michael Zhang

Appendix B

4

APPENDIX C

WRITTEN CONSENT
OF
THE SHAREHOLDERS
OF
ASIA ENTERTAINMENT & RESOURCES LTD.

November 4, 2010

The undersigned, holders of greater than fifty percent (50%) of the issued and outstanding ordinary shares of Asia Entertainment & Resources Ltd., a Cayman Islands corporation (the “Company”), by execution of this Written Consent, do hereby take the following actions and adopt the following resolutions authorized thereby:

WHEREAS, the Board of Directors of the Company has recommended to its shareholders to vote in favor of the Acquisition (as defined below), and the transactions contemplated by the Purchase Agreement (as defined below).

NOW, THEREFORE, BE IT

Acquisition of King’s Gaming Promotion Limited

RESOLVED, that the acquisition by the Company of all of the profit interest of King’s Gaming Promotion Limited, a corporation organized under the laws of Macau (“King’s Gaming”), resulting in the Company acquiring all rights, title, interest and benefits in and to 100% of the profit interest of King’s Gaming, and the transactions contemplated by the Profit Interest Purchase Agreement (the “Purchase Agreement”) dated on or about November 10, 2010, as amended from time to time, by and among the Company, King’s Gaming, Mr. Mok Chi Hung and Mr. Wong Hon Meng, in substantially the form attached hereto as Exhibit A, and each of the transactions contemplated thereby (the “Acquisition”), be, and the same hereby are, approved, confirmed and adopted in all respects; and it is further

Profit Interest Agreement

RESOLVED, that the Profit Interest Agreement, in substantially the form attached to the Purchase Agreement as Exhibit A (the “Profit Interest Agreement”), to be entered into by and between King’s Gaming and Billion Boom International Ltd. (“Billion Boom”), a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of the Company, and each of the transactions contemplated thereby, be, and the same hereby is, approved, confirmed and adopted in all respects; and it is further

Employment Agreements

RESOLVED, that the Employment Agreements, in substantially the form attached to the Purchase Agreement as Exhibit C (the “Employment Agreements”), to be entered into by and between the Company and certain key personnel of King’s Gaming as set forth in the Purchase Agreement, and each of the transactions contemplated thereby, be, and the same hereby are, approved, confirmed and adopted in all respects; and it is further

Appendix C

1

The undersigned have executed this Written Consent as of the date first above written, and have directed that this Written Consent be filed with the minutes of the proceedings of the directors and shareholders of the Company.

[SIGNATURES FOLLOW]

Appendix C

2

IN WITNESS WHEREOF, the undersigned shareholders of the Company have executed this Written Consent as of the date first written above.

Appendix C

3